Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

TOTAL LOGISTICS, INC.

AT

$28.50 NET PER SHARE

BY

TITAN ACQUISITION CORP.,

A WHOLLY OWNED SUBSIDIARY OF

SUPERVALU INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FEBRUARY 4, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 4, 2005 (THE “MERGER AGREEMENT”), BY AND AMONG SUPERVALU INC., A DELAWARE CORPORATION (“PARENT”), TITAN ACQUISITION CORP., A WISCONSIN CORPORATION (“PURCHASER”), AND TOTAL LOGISTICS, INC., A WISCONSIN CORPORATION (THE “COMPANY”). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF THE COMPANY (THE “SHARES”), THAT CONSTITUTES MORE THAN 75% OF THE VOTING POWER (DETERMINED ON A FULLY DILUTED BASIS) OF ALL SECURITIES OF THE COMPANY ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS OR IN A MERGER, (2) THE EXPIRATION OR TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND (3) THERE NOT HAVING OCCURRED AND BE CONTINUING ANY COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED IN THE MERGER AGREEMENT). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE “SECTION 1—TERMS OF THE OFFER; EXPIRATION DATE” AND “SECTION 14—CONDITIONS OF THE OFFER,” WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE COMPANY’S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER (EACH AS DEFINED HEREIN) AND THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY’S SHAREHOLDERS, AND HAS RECOMMENDED THAT THE COMPANY’S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

IMPORTANT

If you wish to tender all or any portion of your Shares, you should either:

(1)  complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to Wells Fargo Bank, N.A. (the “Depositary”) and either (i) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or (ii) deliver such Shares pursuant to the procedure for book-entry transfer as set forth in “Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, or

(2)  request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

If you have Shares registered in the name of a banker, dealer, broker, trust company or other nominee, you must contact it if you desire to tender your Shares.

If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in “Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, New York 10022

Banks and Brokers Call Collect:

(212) 750-5833

All Others Call Toll Free:

(877) 825-8971

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, New York 10020

January 7, 2005

SUMMARY TERM SHEET

Titan Acquisition Corp., which is referred to in this Offer to Purchase as “Purchaser,” “we” or “us,” is offering to purchase all of the outstanding shares of common stock of Total Logistics, Inc., which is referred to in this Offer to Purchase as the “Company”, for $28.50 net per share in cash. The following are some of the questions you, as a shareholder of the Company, may have and answers to those questions. This summary highlights important and material information from this Offer to Purchase but does not purport to be complete. We urge you to read carefully (i) the remainder of this Offer to Purchase, (ii) the Agreement and Plan of Merger, by and among SUPERVALU, Purchaser and the Company, and (iii) the Letter of Transmittal for our offer before making any decisions as to whether to tender your Shares. Additional important information about our offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal for our offer. We have included references to the sections of this document where you will find a more complete discussion of the topics covered in this Summary Term Sheet.

Q.  Who is offering to buy my Shares?

A.  We are called Titan Acquisition Corp. We are a Wisconsin corporation formed for the purpose of making this tender offer and merging with the Company. We are a wholly owned subsidiary of SUPERVALU INC., which is referred to in this offer to purchase as “Parent” or “SUPERVALU.” SUPERVALU is one of the largest companies in the United States grocery business. SUPERVALU conducts its retail operations under three retail food formats: extreme value stores, primarily under the retail banner Save-A-Lot; price superstores, under regional banners of Cub Foods, Shop ‘n Save, Shoppers Food Warehouse and Bigg’s; and supermarkets, under the regional retail banners of Farm Fresh, Scott’s and Hornbacher’s. Parent also provides food distribution and related logistics support services across the United States retail grocery channel. See “Section 8—Certain Information Concerning Purchaser and Parent” of this Offer to Purchase.

Q.  What Shares are you offering to purchase?

A.  We are offering to purchase all of the outstanding shares of common stock of the Company. In this offer to purchase, “Share” means a share of common stock of the Company. See “Section 1—Terms of the Offer; Expiration Date” of this Offer to Purchase.

Q.  How much are you offering to pay and what is the form of payment?

A.  We are offering to pay $28.50 per Share, net to you, in cash (without interest) for each of your shares of common stock of the Company. See “Section 1—Terms of the Offer; Expiration Date” of this Offer to Purchase.

Q.  Do I have to pay any brokerage or similar fees to tender?

A.  If you are a record owner of your Shares and you tender those Shares in the offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee and your broker tenders on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q.  Do you have the financial resources to pay for the Shares?

A.  Yes. SUPERVALU, our parent company, and/or one or more of its U.S. subsidiaries will contribute sufficient funds to us to pay for all of the Shares that are accepted for payment by us in our offer, and to make payments for all Shares that are not accepted for payment in our offer and that will be converted into the right to receive $28.50 per share in cash in the merger described below following the successful completion of our offer. SUPERVALU expects to use its cash on hand and cash equivalents to make this contribution. Our offer is not subject to any financing condition. See “Section 9—Financing of the Offer and the Merger” of this Offer to Purchase.

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Q.  Is your financial condition relevant to my decision to tender in the offer?

A.  We do not think our financial condition is relevant to your decision whether to tender Shares and accept the offer because:

*  the offer is being made for all outstanding Shares solely for cash;

*  the offer is not subject to any financing condition;

*  SUPERVALU has sufficient cash on hand and cash equivalents to provide us with the amount of cash consideration payable to holders of Shares in our offer; and

*  if we consummate the offer, we will acquire all remaining Shares for the same cash price in the merger.

See “Section 9—Financing of the Offer and the Merger.”

Q.  How long do I have to tender my Shares in the offer?

A.  Unless we extend our offer, you will have until 12:00 midnight, New York City time, on February 4, 2005, the 20th business day after the commencement of our offer, including the business day on which the offer is commenced, to tender your Shares in the offer. If you cannot deliver everything that is required to tender your shares by that time, you may be able to use a guaranteed delivery procedure to tender your shares. We may also elect to provide a “subsequent offering period.” A subsequent offering period, if one is included, will be an additional period of time after we have acquired Shares in the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. See “Section 1—Terms of the Offer; Expiration Date” and “Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Q.  Can the offer be extended and under what circumstances?

A.  Yes. We agreed with the Company that we (i) will extend the offer if, at the time the offer is scheduled to expire (including at the end of an earlier extension), any of the offer conditions is not satisfied (and is not waived by us), if such condition may, in SUPERVALU’s reasonable judgment, be satisfied in a reasonable time, or (ii) may extend the offer if required by the rules of the Securities and Exchange Commission or applicable law. Any extension described in clause (i) above may not exceed the lesser of ten business days or such fewer number of days as SUPERVALU reasonably believes is necessary to permit the conditions to the offer to be satisfied. In either of the cases described in clauses (i) and (ii), the expiration date may not be extended beyond May 7, 2005.

If the number of Shares tendered and not withdrawn represents at least 75%, but less than 90%, of the number of Shares outstanding on a fully diluted basis at the time the offer is scheduled to expire, we may also elect to provide a “subsequent offering period” after we have purchased Shares tendered during the offer of not less than 3 business days and not more than 20 business days in the aggregate, during which shareholders may tender their Shares and receive the offer consideration. See “Section 1—Terms of the Offer; Expiration Date” of this Offer to Purchase.

We expressly reserve the right to waive any of the conditions to our offer and to make any change in the terms of or conditions to our offer; provided that we may not, without the prior written consent of the Company, waive the Minimum Condition, and provided further that without the prior written consent of the Company no change may be made that changes the form of consideration payable in our offer, decreases the consideration payable in our offer, reduces the maximum number of Shares to be purchased in our offer, imposes additional conditions to our offer or makes any other change which is adverse to the holders of Shares. During any subsequent offering period, if there is one, you could tender your shares to us for the same offer price payable in our offer. See “Section 1—Terms of the Offer; Expiration Date” of this Offer to Purchase for more information. We do not currently intend to provide for a subsequent offering period, but reserve the right to do so in our sole discretion.

Q.  How long will it take to complete the offer and the merger?

A.  We hope to complete the offer by February 4, 2005, the initial scheduled expiration date. We expect to complete the merger shortly after we complete the offer.

Q.  How will I be notified if the offer is extended?

A.  If we extend the offer, we will inform Wells Fargo Bank, N.A. (which is the depositary for our offer) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. If we choose to provide a subsequent offering period, we will publicly disclose our intentions by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the expiration of the initial offering period and will immediately begin the subsequent offering period. See “Section 1—Terms of the Offer; Expiration Date” of this Offer to Purchase.

Q.  What are the most significant conditions to the offer?

A.  We are not obligated to purchase any tendered Shares:

*  unless the number of Shares validly tendered and not properly withdrawn prior to the expiration of the offer constitutes more than 75% of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger;

*  unless all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have expired or have been terminated; or

*  if there has occurred a Company Material Adverse Effect (as defined in the Merger Agreement).

Our offer is not subject to any financing contingencies, but it is subject to a number of other conditions. See “Section 14—Conditions of the Offer” of this Offer to Purchase.

Q.  How do I tender my Shares?

A.  To tender all or any portion of your Shares in our offer:

*  if you hold Shares in your name, you must either deliver the certificate or certificates representing your tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it) enclosed with this Offer to Purchase, properly completed and duly signed, together with any required signature guarantees and any other required documents, to Wells Fargo Bank, N.A., or tender your shares using the book-entry procedure described in “Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, prior to the expiration of our offer; and

*  if you hold Shares in “street name” through a broker, dealer, bank, trust company or other nominee, you must instruct such institution to tender your Shares through Wells Fargo Bank, N.A. prior to the expiration of our offer.

In any case, Wells Fargo Bank, N.A. must receive all required documents by 12:00 midnight, New York City time, on February 4, 2005, which is the expiration date of the offer, unless we decide to extend the offer or provide a subsequent offering period. If you cannot deliver something that is required to be delivered to the depositary prior to the expiration of the offer, you may still be able to tender your Shares by having a broker, bank or other fiduciary that is a member of Securities Transfer Agent’s Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading-day period. See “Section 3—Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Q.  Until what time can I withdraw previously tendered Shares?

A.  The tender of your Shares may be withdrawn at any time prior to the expiration of the offer. In addition, Shares which have not been accepted for exchange may be withdrawn at any time after March 8, 2005. However, there will be no withdrawal rights during any subsequent offering period. See “Section 4 – Withdrawal Rights” of this Offer to Purchase for more information.

Q.  How do I withdraw previously tendered Shares?

A.  You, or your broker if your Shares were held in “street name”, must notify Wells Fargo Bank, N.A. at the address or facsimile number listed on the back cover of this Offer to Purchase, and the notice must include the name of the shareholder that tendered the Shares, the number of Shares to be withdrawn and the name in which the tendered Shares are registered, if different from the tendering shareholder. See “Section 4 – Withdrawal Rights” in this Offer to Purchase for more information about the procedures for withdrawing your previously tendered shares.

Q.  Has the Company’s board of directors approved your offer?

A.  Yes. Our offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005, by and among SUPERVALU, the Company and us. The Company’s board of directors has unanimously:

*  approved the Offer, the Merger and the Merger Agreement;

*  determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s shareholders; and

*  recommended that the Company’s shareholders accept our offer and tender their Shares pursuant to our offer.

See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement” of this Offer to Purchase.

The factors considered by the Company’s board of directors in making the determinations and recommendation set forth above are described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission and is being mailed to you with this Offer to Purchase.

William Blair & Company, L.L.C. (“William Blair”), which acted as financial advisor to the Company’s board of directors, delivered an opinion to the Company’s board of directors, dated January 4, 2005, to the effect that, as of that date and based upon and subject to the assumptions made, the procedures followed, other matters considered and the limitations of the review undertaken, the $28.50 per Share price to be paid to tendering shareholders in the offer and to be paid to holders of Shares in the merger was fair, from a financial point of view, to the holders of Shares. Shareholders of the Company are urged to, and should, read carefully the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and the opinion of William Blair, which is annexed thereto, in their entirety.

In the event the Company’s board of directors withdraws, or modifies in a manner adverse to SUPERVALU, its approval or recommendation of the Merger Agreement, the offer or the merger, and SUPERVALU elects to terminate the Merger Agreement, the Company will be required to pay SUPERVALU a $5 million termination fee and reimburse SUPERVALU for certain documented expenses (up to a maximum amount of $1 million).

Q.  What are your plans if you successfully complete your offer but do not acquire all of the outstanding Shares in your offer?

A.  If we successfully complete our offer, as soon as practicable following the completion of our offer, we intend to merge with and into the Company. As a result of that merger, all of the outstanding Shares that are not tendered in our offer (other than Shares that are owned by the Company or us, and Shares that are owned by shareholders of the Company, if any, who are entitled to and properly exercise dissenters’ rights under the WBCL in respect of their Shares) will be canceled and converted into the right to receive $28.50 per Share in cash and the Company will become a wholly owned subsidiary of Parent.

Our obligation to merge with the Company following the successful completion of our offer is conditioned on the approval of the Merger Agreement, if required under the WBCL, by the holders of more than 50% of the voting power entitled to be exercised with respect to the Company’s outstanding Shares, there being no provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the merger illegal or otherwise restraining or prohibiting the consummation of the Merger and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or having been terminated. If we successfully complete our offer, we will hold a sufficient number of Shares to ensure the requisite approval of the Merger Agreement by the Company’s shareholders under the WBCL to consummate the merger. In addition, if we own at least 90% of the outstanding Shares, we will be able to complete a “short form” merger without obtaining the approval of the Company’s unaffiliated shareholders.

Q.  If you successfully complete your offer, what will happen to the Company’s board of directors?

A.  Effective upon the acceptance for payment pursuant to our offer of any Shares, SUPERVALU is entitled to designate a number of directors, rounded up to the next whole number, on the Company’s board of directors equal to the product of (i) the total number of directors (giving effect to the election of directors designated by SUPERVALU) and (ii) the percentage that the number of Shares beneficially owned by SUPERVALU and/or us (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause SUPERVALU’s designees to be elected or appointed to the Company’s board of directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. In such event, the Company will also ensure that at all times at least two of the members of the Company’s board of directors are (and at least one member of each committee of the Company’s board of directors is) independent directors who were directors as of January 4, 2005 and who are not employees of the Company and are not affiliates, shareholders or employees of SUPERVALU or any of its subsidiaries. In all cases, the selection of any independent directors who were not directors on January 4, 2005 will be subject to the approval of SUPERVALU, not to be unreasonably withheld or delayed.

Q.  Following the offer, will the Company continue as a public company?

A.  If and when the merger takes place, Shares of the Company will no longer be publicly owned. Even if the merger does not take place, we may seek to delist the Shares from The Nasdaq National Market, or there may be so few remaining shareholders and publicly held Shares that they will no longer be eligible to be traded on The Nasdaq National Market or any other securities exchange and there may not be an active public trading market (or, possibly, any public trading market) for them. As a result of the merger, the registration of the shares of common stock of the Company under the Securities Exchange Act of 1934, as amended, will be terminated. Consequently, following the merger, the Company will be relieved of the duty to file proxy and information

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statements, and its officers, directors and more than 10% shareholders will be relieved of the reporting requirements under, and the “short swing” profit liability provisions of, Section 16 of the Exchange Act.

Q.  If I decide not to tender, how will the offer affect my Shares?

A.  If we successfully complete our offer, but you do not tender your Shares in our offer and the merger takes place, your Shares will be canceled and converted into the right to receive in such merger the same amount of cash per Share which you would have received had you tendered your Shares in our offer (without interest), subject to your right to pursue your dissenters’ rights under the WBCL. Therefore, if we complete the merger, unless you perfect your dissenters’ rights under the WBCL, the only difference to you between tendering Shares accepted for payment in our offer and not doing so is that you will be paid earlier if you tender your Shares.

However, following the completion of the offer and until the merger is consummated, the number of holders of Shares which are still in the hands of the public may be so small that there will no longer be an active public trading market (or possibly, any public trading market) for Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Also, following the completion of the offer and prior to the consummation of the merger, we may decide to cause the Shares to be delisted from, or the Shares may no longer be eligible to be traded on, The Nasdaq National Market, as the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See “Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger” and “Section 13—Possible Effects of the Offer on the Market for the Shares, The Nasdaq National Market Listing, Margin Regulations and Exchange Act Registration” of this Offer to Purchase.

If we successfully complete our offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See “Section 13—Possible Effects of the Offer on the Market for Shares, The Nasdaq National Market Listing, Margin Regulations and Exchange Act Registration” of this Offer to Purchase.

Q.  Are dissenters’ rights available in either the offer or the merger?

A.  Dissenters’ rights are not available in connection with our offer. If, however, you choose not to tender your Shares in our offer and we purchase Shares in our offer, dissenters’ rights may be available to you in connection with our merger with and into the Company. If dissenters’ rights are available to you in connection with our merger with and into the Company and you choose to exercise your dissenters’ rights and comply with the applicable requirements under the WBCL, you will be entitled to payment for your Shares based on a fair and independent appraisal of the value of your Shares. The value may be more or less than the $28.50 per Share that we are offering to pay you for your Shares in our offer or that you would otherwise receive in the merger. See “Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger” of this Offer to Purchase.

Q.  What is the market value of my Shares as of a recent date?

A.  On January 4, 2005, the last full trading day before we announced our offer, the last reported closing price per share reported on The Nasdaq National Market was $26.00. On January 6, 2005, the last full trading day prior to the printing of this offer to purchase, the closing sale price for Shares reported on The Nasdaq National Market was $28.40 per Share. Please obtain a recent quotation for Shares before deciding whether to tender your Shares. See “Section 6—Price Range of Shares; Dividends” of this Offer to Purchase.

Q.  What are the federal income tax consequences of the proposed transactions?

A.  Your receipt of cash consideration in the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See “Section 5—Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Q.  Who can I contact if I have questions about the offer?

A.  You should contact Innisfree M&A Incorporated, the information agent for our offer, at the address and telephone number listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Banks and Brokers Call Collect:

(212) 750-5833

All Others Call Toll Free:

(877) 825-8971

To the holders of Common Stock of Total Logistics, Inc.:

INTRODUCTION

Titan Acquisition Corp., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), hereby offers to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Total Logistics, Inc., a Wisconsin corporation (the “Company”), at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer” described in this Offer to Purchase. Unless the context indicates otherwise, as used herein, references to “you” or “Shareholders” shall mean holders of Shares and references to “we” or “us” shall mean Purchaser.

Tendering Shareholders whose Shares are registered in their own name and who tender directly to Wells Fargo Bank, N.A., which is acting as the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as otherwise provided in Instruction 6 to the Letter of Transmittal for the Offer, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. A Shareholder who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Shareholder’s Shares to Purchaser in the Offer. Any tendering Shareholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. Shareholders), may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such Shareholder or other payee pursuant to the Offer. See “Section 5—Certain U.S. Federal Income Tax Consequences.” Purchaser or Parent will pay all charges and expenses incurred in connection with the Offer of the Depositary, Lazard Frères & Co. LLC, which is acting as the Dealer Manager for the Offer, and Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”). See “Section 16—Fees and Expenses.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Wisconsin Business Corporation Law (the “WBCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser, or any direct or indirect subsidiary of Parent or any wholly owned subsidiary of the Company, and other than Shares held by Shareholders, if any, who are entitled to and have properly exercised dissenters’ rights under the WBCL) shall be canceled and converted automatically into the right to receive the same price per Share as paid to the Shareholders tendering their Shares in the Offer (the “Merger Consideration”). Shareholders who have properly exercised dissenters’ rights, if any, in accordance with Section 1301 et. seq. of the WBCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the WBCL. See “Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger.” The Merger Agreement is more fully described in “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement.”

The Company’s board of directors has unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s Shareholders, and has recommended that the Company’s Shareholders accept the Offer and tender their Shares pursuant to the Offer.

The factors considered by the Company’s board of directors in making the determinations and recommendations described above are described in the Company’s Solicitation/Recommendation

Statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission (the “SEC”) and is being mailed to the shareholders with this Offer to Purchase.

William Blair & Company, L.L.C. (“William Blair”) has delivered to the Company’s board of directors its written opinion, dated January 4, 2005, to the effect that, as of such date and based upon and subject to the certain factors and assumptions as set forth in such opinion, the consideration to be received by holders of Shares (other than Purchaser, Parent and any affiliate of Purchaser and Parent) in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion of William Blair is annexed to the Schedule 14D-9, which has been filed with the SEC in connection with the Offer and which is being mailed to Shareholders with this Offer to Purchase. Shareholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the matters considered, the assumptions made and qualifications and limitations of the review undertaken by William Blair.

The Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes more than 75% of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”), and (3) there not having occurred and be continuing a Company Material Adverse Effect (as defined in the Merger Agreement). The Offer is also subject to certain other conditions described in this Offer to Purchase. See “Section 1—Terms of the Offer; Expiration Date” and “Section 14—Conditions of the Offer” which set forth in full the conditions to the Offer.

Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Company’s board of directors as will give Purchaser representation on the Company’s board of directors equal to the product of (i) the total number of directors on the Company’s board of directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. Subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company is required to take all action necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including increasing the size of the Company’s board of directors and seeking and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Company’s board of directors in order to satisfy The Nasdaq National Market (“Nasdaq”) listing requirements). Subject to applicable law, including applicable fiduciary duties, and to the extent permitted by Nasdaq, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the Company’s entire board of directors, rounded up to the next whole number, to be on (i) each committee of the Company’s board of directors and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of Nasdaq. The Company shall cause the Company’s board of directors to have at least two directors who were directors on January 4, 2005, and who are not employed by the Company and who are not affiliates, shareholders or employees of Parent or any of its subsidiaries (the “Independent Directors”), and shall cause each committee of the Company’s board of directors to include at least one Independent Director. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, shareholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, shareholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on January 4, 2005 will be subject to the approval of Parent, not to be unreasonably withheld or delayed.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) the acceptance for payment of, and payment for, Shares by Purchaser in the Offer, provided that this condition shall be deemed to have been satisfied with respect to the obligation of Parent and Purchaser to effect the Merger if Purchaser fails to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer at a time when all conditions have been satisfied, (ii) if necessary, the approval of the Merger Agreement by the requisite vote of the Shareholders in accordance with the WBCL and the Company’s Articles of Incorporation, provided that Parent and Purchaser shall have voted all of their Shares in favor of the Merger Agreement, (iii) the absence of any provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger, and (iv) the satisfaction of the HSR Condition. For a more detailed description of the conditions to the Merger, see “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement.”

Under the WBCL and the Company’s Articles of Incorporation, in the event Purchaser does not acquire at least 90% of the then outstanding Shares after the consummation of the Offer, the affirmative vote of the holders of more than 50% of the voting power entitled to be exercised with respect to the Company’s outstanding Shares is required to approve the Merger Agreement, after taking into account the Wisconsin control share acquisition statute (the “Control Share Acquisition Statute”).

Under the Control Share Acquisition Statute, the voting power of each Share above 20% of the outstanding Shares held by one person (such as Purchaser) is reduced to one-tenth of the voting power of the other Shares. For example, if 75% of the outstanding Shares are tendered to Purchaser in the Offer, the first 20% of those Shares will be entitled to full voting power and the remaining 55% of the Shares will be entitled only to a reduced voting power (one-tenth of 55%, or 5.5%). Purchaser will need to purchase approximately 75% of the outstanding Shares in the Offer in order to ensure that those Shares (with the reduced, 25.5% voting power) have more voting power than the 25% of shares that have not been tendered.

Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) approximately 75% of the outstanding Shares, then Purchaser will have sufficient voting power to approve the Merger Agreement without the vote of any other Shareholder. See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement” and “Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger.” Under the WBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to effect the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance the WBCL as promptly as practicable after such acquisition, without a meeting of the holders of Shares. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares after consummation of the Offer and a vote of the holders of Shares is required under the WBCL, a significantly longer period of time will be required to effect the Merger. See “Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger.”

The Company has advised Purchaser that, as of (i) the close of business on December 29, 2004, 5,410,713 Shares were issued and outstanding and no shares of preferred stock, par value $0.01 per share, of the Company were issued and outstanding and (ii) December 29, 2004, an additional 279,000 Shares were subject to outstanding stock options. As a result, assuming no change in the sum of outstanding Shares and options, the Minimum Condition would be satisfied if Purchaser acquired 4,267,285 Shares. Also, assuming no change in the number of outstanding Shares, Purchaser could cause the Merger to become effective in accordance with the WBCL, without a meeting of the holders of Shares, if Purchaser acquired 5,120,742 Shares.

Purchaser may provide for a Subsequent Period (as defined below) in connection with the Offer. If Purchaser elects to provide a Subsequent Period, it will make a public announcement thereof on the next business day after the Expiration Date. See “Section 1—Terms of the Offer; Expiration Date.”

Dissenters’ rights are not available in connection with the Offer. If, however, a Shareholder elects not to tender his, her or its Shares in the Offer and Purchaser purchases Shares in the Offer, dissenters’ rights may be available to such Shareholder who does not tender Shares in the Offer in connection with the Merger with and into the Company. If dissenters’ rights are available in connection with the Merger and a Shareholder elects to exercise such Shareholder’s dissenters’ rights and complies with the applicable requirements under the WBCL, that Shareholder will be entitled to payment for his, her or its Shares based on the fair value of such Shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value may be more or less than the $28.50 per Share that Purchaser is offering to pay for Shares in the Offer or that a Shareholder would otherwise receive in the Merger. See “Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger—Dissenters’ rights.”

Certain material U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in “Section 5—Certain U.S. Federal Income Tax Consequences.”

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment and paid for pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price applicable to such Share will be appropriately adjusted.

Other than the Minimum Condition, we reserve the right to amend or waive any one or more of the other conditions to this Offer, subject to the limitations contained in the Merger Agreement and to the applicable rules and regulations of the SEC.

This Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

SECTION 1.    TERMS OF THE OFFER; EXPIRATION DATE

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in “Section 4—Withdrawal Rights”) on or prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on February 4, 2005, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as extended by Purchaser, will expire. The consideration offered is $28.50 per Share in cash.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth under “Section 14—Conditions of the Offer.”

If by the Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but Purchaser shall not be obligated), subject to the applicable rules and regulations of the SEC and subject to the terms of and the limitations set forth in the Merger Agreement, to (a) terminate the Offer and not pay for any Shares and return all tendered Shares to tendering Shareholders, (b) waive or reduce all the unsatisfied conditions (other than the satisfaction of the Minimum Condition) and, subject to any required extension, accept for payment and pay for all Shares validly tendered prior to the Expiration Date, (c) extend the Offer and, subject to each Shareholder’s right to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

Amendment of the Offer.  Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not change the form of consideration to be paid in the Offer, decrease the Offer Price or the number of Shares sought in the Offer, impose additional conditions to the Offer or modify any of the conditions to the Offer described in “Section 14—Conditions of the Offer,” or, except as provided in the following paragraph, change the terms of the Offer in any manner adverse to the Shareholders or extend the Offer.

The Merger Agreement provides that Purchaser (i) shall extend the Offer beyond the scheduled expiration date, which shall be 20 business days following the date of the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser’s obligation to accept for payment Shares as described in “Section 14—Conditions of the Offer,” shall not be satisfied or waived, if such condition may, in the reasonable judgment of Parent, be satisfied in a time period reasonable for such satisfaction and, (ii) may, without the consent of the Company, extend the Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer. Any extension described in clause (i) above may not exceed the lesser of ten business days or such fewer number of days as Parent reasonably believes is necessary to permit the conditions to the Offer to be satisfied. In addition, Purchaser may, without the consent of the Company, elect to provide a “subsequent offering period” after Purchaser has purchased Shares tendered during the Offer of not less than three business days and not more than 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) if all of the conditions of the Offer are satisfied or have been waived but the aggregate number of Shares tendered and not withdrawn, together with Shares then owned by Purchaser and Parent, is not at least 90% of the then outstanding Shares on a fully diluted basis. During any extension under (i) or (ii) under the first sentence of this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Shareholder to withdraw such Shareholder’s Shares. See “Section 4—Withdrawal Rights.” Notwithstanding anything to the contrary in this paragraph, other than as described elsewhere herein, we may not extend the Offer beyond May 7, 2005. See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement—the Merger Agreement.”

Under no circumstances will interest be paid on the Offer Price for tendered Shares, whether or not the Offer is extended.

Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period required by applicable law, (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified on Annex A to the Merger Agreement and described in “Section 14—Conditions of the Offer,” and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the Merger Agreement, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.

Extension of Offer.  Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (in accordance with Rule 14e-1(d) under the Exchange Act). Subject to applicable law (including Rules 14d-4(d)(1) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to Shareholders in a manner reasonably designed to inform them of such changes and disclosed in additional tender offer materials, respectively) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release on a national newswire service.

Subsequent Period.  Subject to the applicable rules and regulations of the SEC, Purchaser may elect to provide a “subsequent offering period” after Purchaser has purchased Shares tendered during the Offer of not less than three business days and not more than 20 business days in the aggregate (the “Subsequent Period”) if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures described in “Section 4—Withdrawal Rights”) prior to the Expiration Date. SHARES TENDERED DURING A SUBSEQUENT PERIOD MAY NOT BE WITHDRAWN. See “Section 4—Withdrawal Rights.” Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by Purchaser to include a Subsequent Period may be effected by Purchaser giving oral or written notice of the Subsequent Period to the Depositary. If Purchaser decides to include a Subsequent Period, it will make an announcement to that effect by issuing a press release to a national newswire service, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and will immediately commence the Subsequent Period.

For purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering Shareholders are entitled to withdrawal rights as described in “Section 4—Withdrawal Rights.” However, our ability to delay the payment for Shares we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer, and further limited by the Merger Agreement, which requires us to pay for Shares validly tendered as soon as practicable under applicable law.

Consequences of Material Changes in the Offer.  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer and promptly disseminate such material change or waiver to Shareholders in a manner reasonably designed to inform them of such material change or waiver and in additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to Shareholders.

Mailing of the Offer.  The Company has provided Purchaser with the Company’s shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Schedule 14D-9 of the Company is being mailed with this Offer to Purchase.

SECTION 2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and paying for all Shares validly tendered and not withdrawn (as permitted by “Section 4—Withdrawal Rights”) promptly after the Expiration Date. Notwithstanding the immediately preceding sentence, Purchaser expressly reserves the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or any period required by applicable law. See “Section 1—Terms of the Offer; Expiration Date” and “Section 15—Certain Legal Matters and Regulatory Approvals.” If Purchaser decides to include a Subsequent Period, Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the Subsequent Period. See “Section 1—Terms of the Offer; Expiration Date.”

In all cases (including during any Subsequent Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “Section 3—Procedures for Accepting the Offer and Tendering Shares”;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined below); and

•	any other documents required under the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Shareholders whose Shares have been accepted for payment.

Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment.

Upon the deposit of all required funds with the Depositary for the purpose of making payments in full to tendering Shareholders, Purchaser’s obligation to make such payment shall be satisfied and tendering Shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to Purchaser pursuant to the Offer, except as otherwise provided in Instruction 6 to the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

If Purchaser is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that Shareholders tendering such Shares are entitled to do so as described in “Section 4—Withdrawal Rights” of this Offer to Purchase.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Shareholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in “Section 3—Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

If prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that are purchased in the Offer, whether or not such Shares were tendered prior to the increase in price.

If we provide a Subsequent Period following the Offer, we will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Period.

SECTION 3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares.  In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message), in each case prior to the Expiration Date or the expiration of the Subsequent Period, if any, or (ii) the tendering Shareholder must comply with the guaranteed delivery procedures described below.

If you hold Shares in “street name” through a broker, dealer, bank, trust company or other nominee, you must instruct such institution to tender your Shares on your behalf through the Depositary prior to the Expiration Date.

The method of delivery of Share Certificates and all other required documents, including delivery through the book-entry transfer facility, is at the option and risk of the tendering Shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Period, if any, or the tendering Shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a Shareholder desires to tender Shares pursuant to the Offer and such Shareholder’s Share Certificates evidencing such Shares are not immediately available or such Shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such Shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that, all the following conditions are satisfied:

(i)    such tender is made by or through an Eligible Institution;

(ii)    a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received prior to the Expiration Date by the Depositary as provided below; and

(iii)    the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery. For the purpose of the foregoing, a trading day is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery described above may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any Subsequent Period.

Other Requirements.  In all cases (including during any Subsequent Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal. Accordingly, tendering Shareholders may be paid at different times depending upon when certificates or book-entry confirmations are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of the Shares, regardless of any extension of the Offer or any delay in mailing such payment.

Determination of Validity.  All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by

Purchaser, in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement. No tender of Shares will be deemed to have been validly made until all defects or irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering Shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Shareholder’s representation and warranty to Purchaser that (i) such Shareholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy thereof), or through delivery of an Agent’s Message, a tendering Shareholder irrevocably appoints designees of Purchaser as such Shareholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Shareholder’s rights with respect to the Shares tendered by such Shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such Shareholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such Shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Purchaser’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any annual or special meeting of the holders of Shares or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately following Purchaser’s payment for such Shares, there must be no proxies granted with respect to, or other restrictions on the exercise of, voting rights with respect to such Shares (or such other Shares and securities), including voting at any meeting of Shareholders.

Backup withholding.  Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay to the Internal Revenue Service a portion of any payment made pursuant to the Offer. In order to avoid backup federal income tax withholding with respect to payment to certain Shareholders of the purchase price of Shares purchased pursuant to the Offer, each Shareholder who is a U.S. citizen or U.S. resident alien must, unless an exemption applies, provide the Depositary with such Shareholder’s correct taxpayer identification number and certify that such Shareholder is not subject to backup federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal (in the case of U.S. shareholders) or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. shareholders). See Instruction 9 of the Letter of Transmittal.

SECTION 4.    WITHDRAWAL RIGHTS

Any tender of Shares made pursuant to the Offer is irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 8, 2005. Once Shares are accepted for payment, such Shares will no longer be able to be withdrawn. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering Shareholders are entitled to withdrawal rights as described in this “Section 4—Withdrawal Rights.” However, our ability to delay payment for Shares that we have accepted for payment is limited by the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer, and further limited by the Merger Agreement, which requires us to pay for Shares validly tendered as soon as practicable under applicable law. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser provides for a Subsequent Period, Shares tendered during the Subsequent Period may not be withdrawn. See “Section 1—Terms of the Offer; Expiration Date.”

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 3—Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent, the Company or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during any Subsequent Period) by following one of the procedures described in “Section 3—Procedures for Accepting the Offer and Tendering Shares” (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Period).

The method of delivery of any notice of withdrawal is at the option and risk of the tendering Shareholder, and delivery of any notice of withdrawal will be made only when actually received by the Depositary.

SECTION 5.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax considerations relating to Offer and the Merger to U.S. Holders (as defined below) whose Shares are sold for cash pursuant to the Offer or converted into the right to receive cash in the Merger. This discussion is based on United States federal income tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury Regulations, and published rulings and court decisions, all of which are subject to change, possibly with retroactive effect. We have not requested, and do not intend to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will agree with all of the tax consequences described herein. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their personal investment circumstances, nor does it discuss U.S. federal income tax laws applicable to special classes of taxpayers such as life insurance companies, dealers in securities, tax exempt organizations, banks or other financial institutions, persons that hold Shares as part of a “straddle,” “hedge,” “integrated transaction,” or “conversion transaction,” persons that have a functional currency other than the U.S. dollar, partnerships or other pass-through entities or persons that own Shares through a partnership or other pass-through entity and U.S. expatriates. In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to a particular U.S. Holder. This discussion deals only with U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code.

As used in this summary, a “U.S. Holder” is a beneficial owner of Shares who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the trust and one or more United States persons has authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY OR MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

A U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss equal to the difference between (1) the amount of cash received and (2) the U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold for cash pursuant to the Offer or surrendered for cash pursuant to the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares has been held for more than one year at the time of the consummation of the Offer or the Merger, as applicable.

To avoid the imposition of backup withholding on cash payments received pursuant to the Offer or the Merger, each U.S. Holder must complete and return to the Depositary the certification on the substitute IRS Form W-9 that will be included as part of the applicable Letter of Transmittal, providing (1) the U.S. Holder’s correct taxpayer identification number (“TIN”) and certain other information, or (2) a basis for an exemption from backup withholding. Certain U.S. Holders (including corporations) are exempt from these backup withholding requirements. If a U.S. Holder does not provide a correct TIN or an adequate basis for exemption, the U.S. Holder may be subject to a backup withholding tax at a 28% rate on the cash payments received pursuant to the Offer or the Merger. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

SECTION 6.    PRICE RANGE OF SHARES; DIVIDENDS

The Shares are listed and principally traded on The Nasdaq National Market (“Nasdaq”) under the symbol “TLCX.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on Nasdaq as reported by the Dow Jones News Service. The Company has paid no dividends.

SHARES MARKET DATA

	High	Low
2003:
First Quarter	$16.80	$11.10
Second Quarter	12.37	9.28
Third Quarter	11.59	10.06
Fourth Quarter	14.57	10.78

2004:
First Quarter	$19.00	$13.35
Second Quarter	19.84	17.50
Third Quarter	23.95	18.75
Fourth Quarter	28.30	23.95

2005:
First Quarter (through January 6, 2005)	$28.99	$25.21

On January 4, 2005, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser’s intention to commence the Offer, the closing price per Share as reported on Nasdaq was $26.00. On January 6, 2005, the last full trading day prior to the printing of this Offer to Purchase, the closing price per Share as reported on Nasdaq was $28.40.

Shareholders are urged to obtain a current market quotation for the Shares.

SECTION 7.    CERTAIN INFORMATION CONCERNING THE COMPANY

Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase, including any financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although Purchaser and Parent have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Purchaser and Parent cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser and Parent.

General.  The Company is a Wisconsin corporation with its principal executive offices located at 700 N. Water Street, Suite 1200, Milwaukee, WI 53202. The Company’s telephone number is (414) 291-9000.

The Company is comprised of two wholly-owned operating companies, Total Logistic Control, LLC and Zero Zone, Inc. Total Logistic Control, based in Zeeland, Michigan, is an industry leading, national provider of integrated third-party logistic services which include facility management, refrigerated and dry warehousing, logistics engineering and management, end-to-end supply chain management, refrigerated and dry trucking, transportation management, food distribution, fulfillment, food processing and packaging. Operations are conducted through 41 logistic centers with an aggregate capacity of over 30 million cubic feet of refrigerated capacity and over 3 million square feet of dry warehousing space in the United States. Zero Zone, Inc., based in North Prairie, Wisconsin, manufactures high quality glass door, reach-in refrigerated and freezer display cases and refrigeration power, and control systems used in supermarkets, general merchandise, convenience and drug store chains, as well as industrial refrigeration applications.

According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, for the nine months ended September 30, 2004, the Company reported (i) revenues of $253.3 million, an increase of 25 percent as compared to the same nine month period in 2003, and (ii) earnings before interest, tax, depreciation and amortization of $15.6 million, or 6.2 percent of revenues, an increase of 24 percent as compared to the same nine month period in 2003. Within the last 12 months, Total Logistics Control has secured a number of new logistics contracts, including agreements with Kraft Foods, Sara Lee and Kellogg’s.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the holders of Shares and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

SECTION 8.    CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

General.  Purchaser is a newly incorporated Wisconsin corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 11840 Valley View Road, Eden Prairie, MN 55344 and its telephone number is (952) 828-4000. Purchaser is a wholly owned subsidiary of Parent.

Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

Parent is a Delaware corporation. Its principal offices are located at 11840 Valley View Road, Eden Prairie, MN 55344 and its telephone number is (952) 828-4000. Parent is one of the largest companies in the United States grocery business. Parent conducts its retail operations under three retail food formats: extreme value stores, primarily under the retail banner Save-A-Lot; price superstores, under regional banners of Cub Foods, Shop ‘n Save, Shoppers Food Warehouse and Bigg’s; and supermarkets, under the regional retail banners of Farm Fresh, Scott’s and Hornbacher’s. Parent also provides food distribution and related logistics support services across the United States retail grocery channel. Common shares of Parent are listed on the New York Stock Exchange.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in Schedule I hereto. None of Parent, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Interest in Securities of the Company.  Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and this Offer to Purchase, none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as set forth in this Offer to Purchase, since January 1, 2003, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, since January 1, 2003, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

SECTION 9.    FINANCING OF THE OFFER AND THE MERGER

The Offer is not conditioned upon Purchaser or Parent’s ability to finance the purchase of the Shares pursuant to the Offer. The funds required by Purchaser to consummate the Offer and the Merger, repay or refinance debt of the Company and to pay related fees and expenses is estimated to be approximately $233 million. Purchaser will obtain such funds from Parent. Parent expects to use its cash on hand and cash equivalents to make this contribution. Currently, no alternative financing arrangements are contemplated.

SECTION 10.    BACKGROUND OF THE OFFER AND CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT

GENERAL BACKGROUND OF THE OFFER AND CONTACTS WITH THE COMPANY

During a strategic planning review in 2002, Parent determined that as part of its overall growth strategy, it would begin a search for a third party logistics acquisition candidate that would serve as a platform and merge with its existing logistics operations.

In early June 2004, Parent requested Lazard Frères & Co. LLC (“Lazard”) to act as Parent’s financial advisor to identify and contact third party logistics acquisition candidates on its behalf. Lazard and Parent agreed on contacting several logistics companies that best fit the strategic goals of Parent, including expertise in providing comprehensive logistics services to certain complementary industry verticals, such as food and consumer goods. On June 30, 2004, Parent executed an engagement letter with Lazard in connection with such appointment.

On June 15, 2004, Lazard contacted William Donovan, Chief Executive Officer of the Company, to express interest in entering into discussions regarding a potential business combination with Parent. Mr. Donovan was familiar with Parent’s operations as both an existing logistics provider and a customer to the Company for its refrigeration products and services. Mr. Donovan informed Lazard that the Company was not for sale; however, given the unique synergies and complementary nature of a combination with Parent, the Company would be willing to discuss a potential combination with Parent. Mr. Donovan required that, prior to entering into any discussions, Parent would have to provide a valuation range for the purchase of all of the Company’s outstanding Shares and enter into a mutually acceptable confidentiality agreement with the Company. On July 2, 2004, a Confidentiality and Non-Solicitation Agreement (the “Confidentiality Agreement”) was executed between the Company and Parent.

In response to Mr. Donovan’s request, during July 2004, Parent management determined that, based on input from Lazard and Parent’s internal evaluation of the strategic merits of an acquisition of the Company, Parent was interested in exploring an acquisition of all of the Company’s outstanding shares for a purchase price ranging from approximately $26.00 to $30.00 per share in cash, subject to the approval of Parent’s board of directors, satisfactory completion of customary due diligence, and negotiation of the terms and conditions of a mutually acceptable merger agreement.

On August 9, 2004, Lazard contacted Mr. Donovan and reiterated that Parent was willing to proceed with the transaction at a valuation range of between $26.00 to $30.00 per share in cash, subject to the aforementioned conditions. Mr. Donovan was receptive to a proposal at the higher end of this range and stated that he would have to discuss the valuation range with the Company’s board of directors before further discussions could occur and before due diligence materials would be made available.

On August 9, 2004, Mr. Donovan met with the Chairman of the Company and briefed him on Parent’s expression of interest and Parent’s preliminary valuation range. Subsequently, Mr. Donovan contacted the other Board members telephonically and briefed them on the discussions and valuation considerations. All members of the Board expressed support for further discussions to occur.

On August 20, 2004, Jeffrey Noddle, President and Chief Executive Officer of Parent, called Mr. Donovan to reiterate Parent’s interest in expanding its third-party logistics business by way of an acquisition of all of the Company’s outstanding shares. Mr. Noddle indicated to Mr. Donovan that the Company was at the top of Parent’s list of potential acquisitions. Mr. Donovan responded that in order for any meaningful discussions to occur with respect to a transaction, the Company would need confirmation from Parent that Parent intended to acquire the entire Company. Mr. Noddle confirmed Parent’s intention to acquire the entire Company and stated that, subject to the aforementioned conditions, Parent would be able to pay a purchase price near the higher end of the initial valuation range.

On August 26, 2004, David Boehnen, Executive Vice President of Parent, visited Mr. Donovan at his office in Milwaukee to reiterate Parent’s interest in making a proposal to acquire the Company and that certain information on the businesses would be required in order for Parent to fully define its interest in, and valuation of, the Company. Mr. Donovan agreed to a two-stage due diligence process that would be limited in scope until Parent could provide additional comfort on its proposed purchase price for the Company.

On September 14, 2004, Mr. Noddle called Mr. Donovan to reiterate Parent’s interest and to suggest that representatives of Parent and the Company meet to further assess whether a combination would be in the best interests of both companies’ shareholders. Mr. Noddle reconfirmed that, subject to the aforementioned conditions, Parent was willing to proceed with the proposed transaction at the high end of its valuation range and that Parent was prepared to commence its due diligence review of the Company immediately. Mr. Donovan indicated that the Company was willing to engage in further discussions. The Company and Parent agreed to conduct due diligence expeditiously in a two-stage process, with the goal to enable Parent to submit a more definitive proposal on the purchase price prior to Parent receiving full access to the Company’s non-public information.

On September 27, 2004, Parent, Lazard, the Company and the Company’s financial advisors, William Blair attended a meeting at the Company’s Milwaukee headquarters to begin due diligence, including a discussion of the strategic merits of the proposed transaction.

On October 6, 2004, Parent discussed the potential acquisition with its board of directors. Parent’s board authorized Parent management to continue its due diligence investigation of the Company on the basis of the previously-discussed valuation range of $26.00 to $30.00 per share in cash.

Over the course of the next nine weeks, representatives of Parent, including certain members of Parent management, Lazard and Dorsey & Whitney LLP, counsel to Parent, conducted financial, legal and accounting due diligence on the Company, including, without limitation, attending additional management meetings with the Company, and participating in conference calls and information exchanges with representatives of the Company.

On October 29, 2004, Dorsey & Whitney distributed a draft Merger Agreement on behalf of Parent to the Company and Foley & Lardner LLP, counsel to the Company.

On November 1, 2004, at a regularly scheduled meeting of the Company’s board of directors, Mr. Donovan conducted a full discussion of the information exchanges that were underway with Parent. In addition, Foley & Lardner and representatives from William Blair reviewed the proposed transaction and draft Merger Agreement with the Company’s board. Further, William Blair reported on its preliminary analysis as to the fairness of the discussed transaction from a financial perspective. A full discussion of the merits of the proposed transaction, potential alternative acquirers and the merits of continuing to operate the Company on an independent basis was conducted.

In early December, Mr. Donovan requested that Parent reconfirm its proposed purchase price before further due diligence would be permitted. On December 8, 2004, Parent met with its board of directors and discussed the status of the proposed transaction, including the results of its due diligence review, the remaining diligence items to be reviewed and the status of discussions with the Company on the draft Merger Agreement and analyzed Parent’s valuation of the Company based on the additional information received during the due diligence period. Based on its discussion with Parent’s management, and evaluating the financial and strategic merits of the combination as determined as of such date, Parent’s board of directors authorized Parent management to negotiate and enter into a definitive agreement at a purchase price of up to $28.50 per share in cash, subject to satisfactory completion of its due diligence and negotiation of the terms and conditions of a mutually acceptable definitive agreement.

On the morning of December 9, 2004, Mr. Noddle called Mr. Donovan to confirm Parent’s continued interest in pursuing a transaction with the Company at a purchase price of $28.50 per share, subject to the aforementioned conditions.

Later that morning, a representative from Lazard called Mr. Donovan to set an agenda for Parent’s remaining due diligence review and to confirm that Parent was willing to proceed with an acquisition of the Company at a price of $28.50 per share in cash, subject to the aforementioned conditions. Mr. Donovan confirmed his interest in pursuing a transaction at such purchase price and presented a proposed timetable outlining the remaining diligence process and negotiation of the draft Merger Agreement. From December 9, 2004 through the afternoon of January 4, 2005, representatives of Parent, working with its legal and financial advisors, completed Parent’s remaining due diligence investigation and representatives of the Company and Parent negotiated and finalized the terms of the Merger Agreement and agreed upon a purchase price of $28.50 per share in cash for each of the Company’s outstanding Shares.

On January 4, 2005, the Company’s board of directors approved the Merger Agreement and the transactions contemplated therein, including the Merger and the Offer, and agreed to recommend the Offer and the Merger to its Shareholders.

The Merger Agreement was signed during the evening of January 4, 2005 and the transaction was publicly announced later that day.

THE MERGER AGREEMENT

The Merger Agreement.

The following is a summary of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places set forth in “Section 7—Certain Information Concerning the Company.”

The Offer.  The Merger Agreement provides that, subject to the satisfaction of the Minimum Condition, the HSR Condition and certain other conditions that are described in “Section 14—Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

Purchaser expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition) and to make any other changes in the terms and conditions to the Offer; provided that, Purchaser and Parent have agreed that no change in the Offer may be made that (a) changes the form of consideration payable in the Offer, (b) decreases the Offer Price or the number of Shares sought in the Offer, (c) imposes any additional conditions to the Offer or modifies any of the conditions to the Offer described in “Section 14—Conditions of the Offer,” (d) changes the terms of the Offer in any manner adverse to the holders of the Shares, or (e) except as discussed below, extends the Offer beyond the initial Expiration Date.

The Merger Agreement provides that Purchaser (i) shall extend the offer beyond the scheduled expiration date, which shall be 20 business days following the date of the commencement of the Offer, if, at the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment Shares as described in “Section 14—Conditions of the Offer,” has not been satisfied or waived, if such condition may, in the reasonable judgment of Parent, be satisfied in a time period reasonable for such satisfaction and, (ii) may, without the consent of the Company, extend the Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer. In addition, Purchaser may, without the consent of the Company, elect to provide a “subsequent offering period” after Purchaser has purchased Shares tendered during the Offer of not more than 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Exchange Act if all of the conditions of the Offer are satisfied or have been waived but the aggregate number of Shares tendered and not withdrawn, together with Shares then owned by Purchaser and Parent, is not at least 90% of the then outstanding Shares on a fully diluted basis. Any extension described in clause (i) may not exceed the lesser of ten business days or such fewer number of days as SUPERVALU reasonably believes is necessary to permit the conditions to the offer to be satisfied. During any extension under (i) or (ii) under the first sentence of this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Shareholder to withdraw such Shareholder’s Shares. See “Section 4—Withdrawal Rights.” Notwithstanding anything to the contrary in this paragraph, other than as described elsewhere herein, we may not extend the Offer beyond May 7, 2005. See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement—the Merger Agreement.”

Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.  Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent is entitled to designate a number of directors, rounded up to the next whole number, to serve on the Company’s board of directors as will give Purchaser representation on the Company’s board of directors equal to at least that number of directors, rounded up to the next whole number which is equal to the product of (i) the total number of directors on the Company’s board of directors (giving effect to the election of additional directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser bears to the number of Shares outstanding. Subject to applicable law, including fiduciary duties, and to the extent permitted by Nasdaq, the Company will take all actions necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including increasing the size of the Company’s board of directors and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Company’s board of directors in order to satisfy Nasdaq listing requirements). At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the Company’s entire board of directors, rounded up to the next whole number, to be on (i) each committee of the Company’s board of directors and (ii) each board of directors and each committee thereof of each Subsidiary of the Company, in each case only to the extent permitted by applicable law and the rules of Nasdaq. The Company will cause the Company’s board of directors to have at least two directors who were directors on January 4, 2005 and who are not employed by the Company and who are not affiliates, shareholders or employees of Parent or any of its Subsidiaries (“Independent Directors”) and will cause each committee of the Company’s board of directors to include at least one Independent Director. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate any other Person who must not be an affiliate, shareholder or employee of Parent or any of its Subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office must designate two persons to fill such vacancies and those persons will not be affiliates, shareholders or employees of Parent or any of its Subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on January 4, 2005 will be subject to the approval of Parent, not to be unreasonably withheld or delayed.

The Merger.  The Merger Agreement provides that, following the satisfaction or waiver of the conditions to the Merger described below under the caption “Conditions to the Merger,” Purchaser will be merged with and into the Company in accordance with the applicable provisions of the WBCL, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and the separate corporate existence of Purchaser will cease.

Articles of Incorporation and Bylaws.  The Merger Agreement provides that upon consummation of the Merger, the Articles of Incorporation and of the Company and the Bylaws of Purchaser, each as in effect immediately prior to the Merger, will be the Articles of Incorporation and Bylaws of the Surviving Corporation.

Directors and Officers.  Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Merger will be the officers of the Surviving Corporation, in each case until their respective death, resignation or removal or until their respective successors are duly elected and qualified all in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and the WBCL.

Special Meeting of Shareholders.  Pursuant to the Merger Agreement, the Company will, acting through the Company’s board of directors as then constituted, if required by applicable law and in accordance with the WBCL and the Company’s Articles of Incorporation and Bylaws, convene and hold a meeting of its Shareholders as promptly as practicable following the purchase of Shares in the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger and include in the letter to Shareholders, notice of meeting, proxy statement and form of proxy, or the information statement, as the case may be, that may be provided to Shareholders in connection with the Merger, and in any schedules required to be filed with the SEC in connection therewith, the recommendation of the Company’s board of directors that Shareholders vote in favor of the approval of the Merger Agreement. If Purchaser acquires more than 75% of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other Shareholder votes in favor of the Merger.

Merger without a Meeting of Shareholders.  The Merger Agreement further provides that, notwithstanding the foregoing, if Purchaser acquires at least 90% of the outstanding Shares of each class of capital stock of the Company entitled to vote on the Merger, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a meeting of the Shareholders, in accordance with Section 1104 of the WBCL.

Conversion of Shares.  Pursuant to the Merger Agreement, each outstanding Share (other than (i) Shares owned by the Company or any wholly owned Subsidiary of the Company and by Parent, Purchaser or any direct or indirect Subsidiary of Parent, all of which will be canceled without any exchange of consideration, and (ii) Shares owned by Shareholders, if any, who are entitled to exercise dissenters’ rights in connection with the Merger and who did not approve the merger and have exercised dissenters’ rights in accordance with Section 1301 et. seq. of the WBCL) will, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders thereof, be converted into the right to receive an amount in cash without interest (subject to withholding taxes) equal to the Merger Consideration, upon surrender of the certificate representing such Share.

Company Stock Options.  Each option to acquire Shares granted under the Company Option Plan (each, a “Company Stock Option” and collectively, the “Company Stock Options”) that is outstanding immediately prior to the consummation of the Merger (the “Merger Date”) will be canceled and will solely represent the right to receive an amount in cash, without interest, equal to (a) the option consideration, which is the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Stock Option, multiplied by (b) the aggregate number of Shares with respect to which the applicable Company Stock Option was exercisable immediately prior to the Merger Date. The payment will be net of any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such Company Stock Option.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company’s business, financial statements, SEC filings, products liability, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, regulatory matters, taxes, material contracts, insurance and brokers.

Covenants.  The Merger Agreement provides that, except as otherwise expressly permitted under the Merger Agreement, during the period from the date of the Merger Agreement through the consummation of the Merger, the Company and its Subsidiaries will conduct their business in all material respects in the ordinary course consistent with past practice, and the Company and its Subsidiaries will use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties in all material respects and to keep available the services of their officers and key employees. Except as otherwise expressly approved in writing by Parent, expressly contemplated or permitted by the Merger Agreement, subject to certain exceptions, prior to the date of the Merger, the Company must not, and must not permit any of its Subsidiaries to, take certain actions, such as:

•	proposing or adopting amendments to its articles of incorporation or bylaws;

•	acquiring or agreeing to acquire or lease any assets, other than in the ordinary course of business consistent with past practice, by merging or consolidating with or purchasing a substantial portion of the assets of any business, corporation, partnership, joint venture, association or other business organization or division thereof;

•	selling, leasing, mortgaging, encumbering, subjecting to any lien or disposing any of its material properties or assets or stock or other ownership interests (other than (i) in the ordinary course of business substantially consistent with past practice, (ii) pursuant to certain existing agreements, (iii) liens for taxes not yet due or being contested and (iv) liens or other restrictions that do not have a Company Material Adverse Effect);

•	declaring, setting aside or paying any dividend or making any distribution on shares of its capital stock, other than dividends or distributions payable by any wholly owned Subsidiary of the Company;

•	issuing, delivering or selling any capital stock of the Company or any Subsidiary or authorizing or proposing the issuance, delivery or sale of any capital stock of the Company or any Subsidiary or any security convertible into or exercisable for either of the foregoing (other than upon the exercise of Company Stock Options that have been granted prior to the date of the Merger Agreement), splitting, combining or reclassifying any capital stock of the Company or any Subsidiary or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, any of their securities, or redeeming or repurchasing their securities;

•	entering into, amending, modifying, terminating or making a commitment in respect of any material contracts except in the ordinary course of business consistent with past practice, entering into any agreement or arrangement that limits or restricts the Company or any of its Subsidiaries from competing in or conducting any line of business or engaging in business any geographical area, or entering into any contract or agreement involving more than $400,000 that is not terminable by the Company or such Subsidiary without penalty within six months from the execution thereof;

•	incurring or guaranteeing any indebtedness, issuing or selling any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries, entering into any “keep well” or other agreement to maintain any financial statement condition of another person or entering into any arrangement having the economic effect of any of the foregoing (except for borrowings under the Company’s existing line of credit for working capital purposes or endorsing checks in the normal course of business), or making any loans, advances, or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned Subsidiary of the Company;

•	except as required by applicable law or certain existing contracts, increasing the compensation payable to any of its officers, directors or key employees, granting any severance or termination pay to officers, directors or key employees, entering into, modifying or amending any employment, severance or consulting agreement with any shareholder or current or former director officer or other employee or establishing, adopting entering into or amending any collective bargaining agreement, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, except as required by law, the terms of certain collective bargaining agreements identified by the Company;

•	changing any of its accounting or tax accounting policies or procedures in any material respect (unless required by a change in law, generally accepted accounting principles in the United States (“GAAP”) or the SEC requirements after the date of the Merger Agreement);

•	making any contract or commitment (or series of contracts or commitments) involving payments or other commitments by the Company in excess of $400,000;

•	entering into any derivatives transactions;

•	changing its material existing insurance policies (or substantial equivalents thereof);

•	waiving, releasing, assigning, settling or compromising any material litigation not covered by insurance except any waivers, releases, assignments, settlements or compromises that do not involve the payment of more than $250,000 in the aggregate;

•	adopting a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•	entering into a transaction or agreement required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;

•	effectuating a “plant closing” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act of 1986, as amended;

•	agreeing or committing to do any of the foregoing; or

•	taking any action that would cause any of its representations and warranties set forth in the Merger Agreement no longer to be true and correct such that Parent would have the right to terminate the Merger Agreement.

No Solicitation.  In the Merger Agreement, the Company has agreed not to, and not to permit its Subsidiaries or Representatives (as defined below) to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, any Acquisition Proposal (as hereinafter defined); (ii) engage in discussions or negotiations with, furnish or disclose any information or data relating to the Company or any of its Subsidiaries to, or give access to the assets or the books and records of the Company or its Subsidiaries to, any person that has made or, to the knowledge of the Company, may be considering making any Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any agreement in principle or contract with respect to any Acquisition Proposal. In addition, the Company has agreed to, and to cause its Subsidiaries and instruct its representatives (including directors, officers, employees, consultants, accountants, legal counsel, financing sources, investment bankers, agents and affiliates) (collectively, “Representatives”) to, immediately cease any existing solicitations, discussions, negotiations or other activity with any person being conducted with respect to any Acquisition Proposal on the date of the Merger Agreement.

An “Acquisition Proposal” is defined as any contract, proposal, offer or indication of interest (other than by Parent or one of its affiliates) (whether or not in writing and whether or not delivered to the Shareholders of the Company generally) relating to (i) the acquisition in any manner, directly or indirectly, of a business or assets that constitute 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (including the capital stock of (or other ownership interest in) any Subsidiary of the Company), (ii) a direct or indirect purchase of Shares and any other capital stock of (or ownership interest in) the Company in a single transaction or series of related transactions representing 25% or more of the voting power of the capital stock of (or other ownership interest in) the Company or 25% or more of any new class or series of stock that would be entitled to a class or series vote with respect to the Merger, including by way of a tender offer, exchange offer or issuance of any equity securities of the Company in connection with any acquisition by the Company or any of its Subsidiaries or (iii) a merger, business combination, reorganization, recapitalization, liquidation or dissolution of the Company, in each case other than the transactions contemplated by the Merger Agreement.

However, the Company and its board of directors are not prohibited from engaging in discussions or negotiations with, or furnishing or disclosing any information relating to, the Company or any of its Subsidiaries or giving access to the assets or the books and records of the Company or any of its Subsidiaries to, any Person who, after the date of the Merger Agreement, makes a bona fide written Acquisition Proposal not solicited after the date of the Merger Agreement in violation of the provisions of the Merger Agreement if (i) the Company’s board of directors, acting in good faith, has determined (x) after consultation with its financial advisor, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the Shareholders under applicable laws, and (ii) the Company enters into a confidentiality agreement with such Person (provided that, to the extent such confidentiality agreement is on terms and conditions more favorable to such Person than those contained in the Confidentiality Agreement, the Confidentiality Agreement will be deemed amended to contain such more favorable terms).

Moreover, subject to compliance with the requirements described in the paragraph immediately above, the Company and its board of directors are not prohibited from approving, endorsing or recommending an Acquisition Proposal, or entering into any agreement in principle, arrangement, understanding or contract for an Acquisition Proposal, if (i) the Board of Directors, acting in good faith and by a majority of the entire Board of Directors, has determined, (x) after consultation with its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of fiduciary obligations under applicable laws and (ii) the Company terminates the Merger Agreement pursuant to, and after complying with, the requirements described in paragraph (f) of “Section 10—Background of the Merger and Contacts with the Company; the Merger Agreement—the Merger Agreement—Termination.”

A “Superior Proposal” is defined as a bona fide Acquisition Proposal made by a third party for at least a majority of the voting power of the Company’s then outstanding securities or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, if the Company’s board of directors determines in good faith by a vote of a majority of the Company’s entire board of directors (based on, among other things, the advice of its independent financial advisors and outside counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making such proposal, that such proposal (i) would, if consummated in accordance with its terms, be more favorable, from a financial point of view, to the holders of the Shares than those contemplated by the Merger Agreement, (ii) contains conditions to consummation which are all reasonably capable of being satisfied in a timely manner, and (iii) is not subject to any financing contingency or, to the extent financing for such proposal is required, that such financing is then committed or the party making the Acquisition Proposal has delivered commercially reasonable assurances that such financing will be committed.

The Merger Agreement requires the Company to notify Parent as soon as practicable (and in any event orally within 48 hours, to be followed by prompt written notice) after receipt of any Acquisition Proposal or indication from any Person that it intends to make, or is considering making, an Acquisition Proposal and any request for non-public information relating to the Company or any of its Subsidiaries or for access to the assets or the books and records of the Company or its Subsidiaries by any person that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company is required to provide Parent with a description of the material terms of such Acquisition Proposal, indication or request and the identity of the person making the Acquisition Proposal, indication or request. The Company must keep Parent informed on a reasonably current basis of the general status and the material terms of any such Acquisition Proposal, indication or request.

If the Company receives a request for information from a person who has made an unsolicited bona fide Acquisition Proposal involving the Company and the Company is permitted to provide such person with information under the immediately preceding paragraphs, the Company will provide Parent with (i) a copy of the confidentiality agreement with such person promptly following its execution and (ii) a list of, and copies of, the information provided to such person promptly after its delivery to such person and (iii) prompt access to all information to which such Person was provided access, in each case to the extent not previously provided to Parent.

Nothing contained in the Merger Agreement prohibits the Company or the Company’s board of directors from disclosing to its Shareholders a position with respect to an Acquisition Proposal by a third party pursuant to Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Recommendation of the Company’s Board of Directors.  The Company’s board of directors has recommended that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”). The Merger Agreement provides that, except as provided below, neither the Company’s board of directors nor any committee thereof may (i) approve, endorse or recommend any Acquisition Proposal or (ii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board may withdraw, modify or amend the Company Board Recommendation, if the Board determines, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligation under applicable laws.

Company Shareholder Approval.  As promptly as practicable following the purchase of Shares pursuant to the Offer, if the adoption of the Merger Agreement by the Company’s Shareholders is required by law in order to complete the Merger, the Company must take all action necessary under all applicable legal requirements to obtain the requisite shareholder approval.

Directors’ and Officers’ Indemnification and Insurance.  In the Merger Agreement, Parent has agreed, and has agreed to cause the Surviving Corporation, from and after the Effective Time, to indemnify, defend and hold harmless to the fullest extent permitted by law, the present and former officers, directors and any other employee of the Company or any of its Subsidiaries who have served as benefit plan fiduciaries of the Company and its Subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time (including amounts paid in settlement or compromise with the approval of Parent). In addition, in the Merger Agreement, Purchaser and Parent have agreed that all rights to indemnification existing in favor of the present or former directors and officers of the Company or any of its Subsidiaries as provided under the WBCL, in the Articles of Incorporation and Bylaws of the Company and its Subsidiaries as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Effective Time will survive the Merger and continue in full force and effect. In particular, Purchaser and Parent have agreed that the Articles of Incorporation and Bylaws of the Surviving Corporation will contain the indemnification and liability limitation provisions contained in the Company’s Articles of Incorporation and Bylaws on the date of the Merger Agreement, and not to amend, repeal or otherwise modify those provisions for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights of individuals who at any time before the Effective Time were directors or officers of the Company. If a present or former officer or director becomes involved in any actual or threatened action that is subject to indemnification by the Surviving Corporation, Parent has agreed, and has agreed to cause the Surviving Corporation, to promptly advance to such person his or her legal or other expenses, subject to such person’s providing an undertaking to reimburse all amounts to advanced in the event a court determines such person is not entitled to indemnification. Additionally, Parent has agreed to cause Purchaser to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to such time, policies of directors’ and officers’ liability insurance. Such policies must provide coverage no less favorable than that provided for the individuals who are covered by the Company’s policies existing on the date of the Merger Agreement. However, the Surviving Corporation will not be required in order to maintain such policies to pay an annual premium in excess of 300% of the per annum aggregate annual premium paid by the Company in 2004 to maintain its existing policies (if the annual premium for such insurance exceeds such 300% in any year, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount). In the event Parent, directly or indirectly, sells all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent must either assume the obligation to maintain officers’ and directors’ liability insurance as described in this paragraph or cause a Subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale to assume such obligation.

Pursuant to the Merger Agreement, the indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not parties to the Merger Agreement).

Employee Benefit Arrangements.  The Merger Agreement provides that Parent will (i) cause the Company, until December 31, 2005, to maintain certain of the Company’s employee benefit plans (other than any equity- based or annual incentive compensation plans), and (ii) with respect to the employee benefit plans provided to the Company’s employees after December 31, 2005, provide that prior service with the Company be recognized for purposes of eligibility and vesting of benefits under such plans and that all pre-existing condition limitations and eligibility periods be waived with respect to the Company’s employees and their dependents who participated in comparable benefit plans on December 31, 2005.

Conditions to the Merger.  Pursuant to the Merger Agreement, the parties’ obligations to consummate the Merger are subject to the satisfaction or waiver, where permissible, of the following conditions:

•	if approval of the plan of merger (the “Plan of Merger”) contemplated by the Merger Agreement by the holders of Shares is required by applicable law, the Plan of Merger having been approved by the requisite vote of the Shareholders in accordance with the WBCL, provided that Purchaser and Parent have voted all of their Shares in favor of the Plan of Merger;

•	no provision of any applicable law or orders of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise restrains or prohibits the consummation of the Merger is in effect;

•	any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act having been satisfied; and

•	Purchaser having accepted for purchase and paid for the Shares tendered pursuant to the Offer, unless Purchaser has failed to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offer at a time when all conditions to the Offer described in “Section 14—Conditions of the Offer,” have been satisfied, in which case this condition will be deemed to have been satisfied.

Termination.  The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken by the board of directors of the terminating party or parties (notwithstanding any approval of the Merger Agreement by the Shareholders of the Company):

(a)	by mutual written consent of the Company and Parent;

(b)	by either the Company or Parent, if the Purchaser has not purchased Shares pursuant to the Offer on or before May 7, 2005 (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill its obligations has resulted in the failure to consummate the Offer by such date), in which case such party will not be able to exercise this termination right;

(c)	by either the Company or Parent, if there is any applicable law that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any final and nonappealable Order of a court or governmental agency or authority of competent jurisdiction restrains or prohibits the consummation of the Offer or the Merger;

(d)	prior to the first date on which Purchaser purchases Shares pursuant to the Offer (i) by Parent if there has been a breach of the representations and warranties or covenants or agreements of the Company contained in the Merger Agreement such that the conditions to the Offer described in “Section 14—Conditions of the Offer” would not be satisfied or (ii) by the Company if Parent has not performed in all material respects each obligation, agreement and covenant to be performed by it under the Merger Agreement, and in each of clauses (i) and (ii) such breach or failure to perform is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the terminating party to the other party;

(e)

by Parent prior to the first date on which Purchaser purchases any Shares pursuant to the Offer, if, (i) the Company’s board of directors has failed to recommend, or has withdrawn or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or has recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal, (ii) the Company has breached in any material respect any of its obligations with respect to the “No Solicitation” obligations described above, (iii) following an Acquisition Proposal, the Company’s board of directors has refused to affirm its approval or recommendation of the Merger Agreement, the Offer or the Merger within three business days of any written request from Parent, provided that such three business day period will be extended, if necessary, to allow the Company’s board of directors to obtain a fairness opinion from its independent financial advisor that the Offer and the Merger are at such time fair, from a financial point of view, to the Shareholders, (iv) a competing tender or exchange offer constituting an Acquisition Proposal has been commenced and the Company has not sent holders of the Shares pursuant to Rule 14e-2 promulgated under the Exchange Act (within ten business days after such tender or exchange offer is first published, sent or given (within the meaning of Rule 14e-2 promulgated under the Exchange Act)), a statement disclosing that the Company’s board of directors recommends rejection of such Acquisition Proposal, (v) the Company’s board of directors exempts any person (other than Parent and Purchaser) from the provisions of Section 1141 of the WBCL, or (vi) the Company or the Company’s board of directors publicly announces its intention to do any of the foregoing;

(f)	by the Company prior to the first date on which Purchaser purchases any Shares pursuant to the Offer, if the Company’s board of directors approves, subject to complying with the terms of the Merger Agreement, a Superior Proposal; provided, however, that the Company may not terminate the Merger Agreement pursuant to this provision unless (i) the Company’s board of directors authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, and (ii) the Company simultaneously pays to Parent the fee in connection with such termination as described below in “Section 10—Background of the Merger and Contacts with the Company; the Merger Agreement—the Merger Agreement—Fees and Expenses;”

(g)	by the Company, if the Offer shall have terminated or expired without acceptance for payment of Shares validly tendered and not withdrawn pursuant to the Offer at a time when all conditions to the Offer (as described in “Section 14—Conditions of the Offer”) have been satisfied; or

(h)	by Parent or the Company if, as the result of the failure of any of the conditions to the Offer (as described in “Section 14—Conditions of the Offer”), the Offer has terminated or expired in accordance with its terms (including after giving effect to any extensions, if any) without Purchaser having purchased any Shares pursuant to the Offer (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill any of its obligations has resulted in such failure).

Effect of Termination.  In the event of the termination of the Merger Agreement, the Merger Agreement (other than the fee and expense provisions described below), but not the Confidentiality Agreement, will become void and of no effect.

Fees and Expenses.  Except as otherwise described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses. The Company will pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent, the sum of (x) Parent’s Recoverable Expenses (as defined below) up to a maximum amount not to exceed $1 million and (y) $5 million, if the Merger Agreement is terminated:

(a)  by Parent prior to the first purchase of Shares under the Offer because (i) the Company’s board of directors failed to recommend, or withdrew or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger, or recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal, (ii) the Company breached in any material respect any of its nonsolicitation obligations under Section 6.03 of the Merger Agreement, (iii) following an Acquisition Proposal, the Company’s board of directors refused to affirm its approval or recommendation of the Merger Agreement, the Offer or the Merger within three business days of a written request from Parent or a longer period, if necessary, to allow the Company’s board of directors to obtain a fairness opinion from its independent financial advisor that the Offer and the Merger are at such time fair, from a financial point of view, to the Shareholders, (iv) a competing tender or exchange offer constituting an Acquisition Proposal was commenced and the Company did not recommend to the Shareholders within ten business days after the Offer is first published that they reject the Acquisition Proposal, (v) the Company’s board of directors exempted any other Person from the provisions of Section 1141 of the WBCL, or (vi) the Company or its board of directors publicly announced its intention to do any of the foregoing. In the event of a termination by Parent for any of the reasons described in this paragraph, the Company must pay Parent $5 million plus Parent’s Recoverable Expenses (up to $1 million) as promptly as practicable following (but no more than three Business Days following) termination of the Merger Agreement;

(b)  by the Company prior to the first purchase of Shares under the Offer, if the Company’s board of directors approved a Superior Proposal in accordance with Section 6.04 of the Merger Agreement, in which case the Company must pay Parent $5 million plus Parent’s Recoverable Expenses (up to $1 million) as promptly as practicable following (but no more than three Business Days following) termination of the Merger Agreement;

(c)  by the Company or Parent because (I) the Offer was not consummated prior to May 7, 2005, and (II) prior to the six month anniversary of such termination, the Company or any of its Subsidiaries (A) consummated an Acquisition Proposal (other than the sale of the equity interests or assets of a Subsidiary of the Company other than Total Logistic Control, LLC or any of its Subsidiaries or a capital raising transaction by the Company in the form of an underwritten public offering) or (B) entered into any agreement in principle or contract providing for the implementation of any Acquisition Proposal (other than the sale of the equity interests or assets of a Subsidiary of the Company other than Total Logistic Control, LLC or any of its Subsidiaries or a capital raising transaction by the Company in the form of an underwritten public offering), and consummated (whether during or after such six-month period) such Acquisition Proposal. In the event of a termination by the Company or Parent for the reasons described in this paragraph, the Company must pay Parent its Recoverable Expenses (up to $1 million) as promptly as practicable following (but no more than three Business Days following) termination of the Merger Agreement and $5 million as promptly as practicable following (but no more than three Business Days following) the occurrence of the last of the events described in clause (A) or (B) above.

Parent will pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company, the sum of (x) the Company’s Recoverable Expenses (up to a maximum amount not to exceed $1 million) and (y) $5 million, if the Merger Agreement is terminated by the Company because the Offer was terminated or expired without acceptance for payment of Shares validly tendered and not withdrawn pursuant to the Offer at a time when all conditions to the Offer specified on Annex A to the Merger Agreement and described in “Section 14—Conditions of the Offer,” were satisfied, in which case Parent must pay the Company $5 million plus the Company’s Recoverable Expenses (up to $1 million) as promptly as practicable following (but no more than three Business Days following) termination of the Merger Agreement;

“Recoverable Expenses” are documented out-of-pocket fees and expenses reasonably incurred or reasonably paid by or on behalf of a party in connection with the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all HSR Act filing fees paid by such party, fees and expenses of counsel, commercial banks (other than any fees associated with obtaining financing), investment banking firms, accountants, experts, environmental consultants, and other consultants to such party.

Subject to the foregoing, each of SUPERVALU and the Company will bear one-half of the filing fee required to be paid under the HSR Act with respect to any of the transactions contemplated by the Merger Agreement.

SECTION 11.    PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

Purpose of the Offer.  The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Purchaser, Parent or any Subsidiary of Parent or the Company or any wholly owned subsidiary of the Company and other than Shares, if any, with respect to which dissenters’ rights are perfected) will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.

Approval of the Merger Agreement.  Under the WBCL and the Company’s Articles of Incorporation, the approval of the Company’s board of directors and the affirmative vote of the holders of more than 50% of the outstanding Shares is required to approve the Merger Agreement. The Company’s board of directors has unanimously approved the Offer, the Merger and the Merger Agreement (such approval having been made in accordance with the WBCL, including, without limitation, Section 1141 thereof) and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company’s Shareholders, and has recommended that the Company’s Shareholders accept the Offer and tender their Shares pursuant to the Offer. Unless the Merger is consummated pursuant to the short-form merger provisions under the WBCL described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement by the affirmative vote of the holders of more than 50% of the voting power entitled to be exercised with respect to the Shares. Under the Control Share Acquisition Statute, the voting power of each Share above 20% of the outstanding Shares held by one person (or group) is reduced to one-tenth of the voting power of the other Shares. As a result, if 75% of the outstanding Shares are tendered to Purchaser in the Offer, the first 20% of those Shares will be entitled to full voting power and the remaining 55% will be entitled to a reduced voting power (1/10 of 55%, or 5.5%). Purchaser will thus hold 25.5% (20% plus 5.5%) of the voting power entitled to be exercised, which is more voting power than represented by the 25% of shares that have not been tendered. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger Agreement without the affirmative vote of any other Shareholder.

In the Merger Agreement, the Company, acting through the Company’s board of directors as then constituted, has agreed duly to call, give notice of, convene and hold an annual or special meeting of its Shareholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if such action is required by the WBCL in order to consummate the Merger.

Election of Directors.  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate representatives to serve on the Company’s board of directors in proportion to Purchaser’s ownership of Shares following such purchase. See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.” Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger.  Under the WBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly practicable after such acquisition, without a meeting of the holders of Shares. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer and a vote of the holders of Shares is required under the WBCL, a significantly longer period of time will be required to effect the Merger.

Dissenters’ Rights.  No dissenters’ rights are available in connection with the Offer. In addition, if the Shares continue to be quoted on Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Plan of Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 1104 of the WBCL), holders of Shares will not have dissenters’ rights under 1302 of the WBCL in connection with the Merger.

In the event that dissenters’ rights do apply to the Merger, whether because the Shares no longer are quoted on Nasdaq on such record date or otherwise, and the Merger is consummated, Shareholders who have not tendered their Shares will have certain rights under the WBCL to dissent in any Shareholder vote on the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders who perfect such rights by complying with the procedures set forth in Section 1301 et. seq. of the WBCL will be entitled to receive a cash payment equal to such fair value of their Shares (exclusive of any appreciation or depreciation in value in anticipation of the Merger) from the Surviving Corporation, as well as the payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Offer Price.

Parent does not intend to object, assuming the proper procedures are followed, to the exercise of dissenters’ rights by any Shareholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, Shareholders should be aware that opinions of investment banking firms (such as William Blair) as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 1301 of the WBCL.

The foregoing summary of the rights of dissenting Shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by Shareholders desiring to exercise any dissenters’ rights under the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such Shareholders have to take any action relating thereto.

Shareholders who sell shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority Shareholders in such transaction be filed with the SEC and disclosed to Shareholders prior to consummation of the transaction.

Purchase of Shares After the Expiration Date.  Parent, Purchaser or an affiliate of Parent may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they shall determine, which may be more or less than the price paid in the Offer.

Plans for the Company.  It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to maximizing the Company’s potential in conjunction with Parent’s businesses.

SECTION 12.    DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, (a) issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of any class of capital stock of the Company or any Subsidiary, or any security, convertible or exercisable for either of the foregoing (other than upon the exercise of Company Stock Options that have been granted prior to the date of the Merger Agreement); (b) declare, set aside, make or pay any dividend or other distribution, with respect to any of its capital stock, except for dividends or distributions by any wholly owned Subsidiary to the Company or any other direct or indirect, wholly owned Subsidiary; or (c) reclassify, combine or split, or redeem, repurchase or otherwise acquire, directly or indirectly, any of its capital stock. See “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement—the Merger Agreement—Covenants.”

SECTION 13.    POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR SHARES, NASDAQ LISTING, MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION

Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Shares are currently listed and traded on Nasdaq, which constitutes the principal trading market for the Shares. Parent intends to cause the delisting of the Shares by Nasdaq following consummation of the Merger and may seek to cause such delisting following consummation of the Offer.

Depending on the number of Shares acquired pursuant to the Offer, following the completion of the Offer, Shares may no longer be eligible for quotation on Nasdaq. According to the published guidelines of the National Association of Securities Dealers, Shares might no longer be eligible for quotation on Nasdaq if, among other things, the number of publicly held Shares was less than 750,000, the aggregate market value of publicly held Shares was less than $5 million, there were fewer than 400 holders of round lots, shareholders’ equity was less than $10 million and there were fewer than two registered and active market makers for Shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq (or any other national exchange on which the Shares are listed) for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through Nasdaq or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations.  The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

SECTION 14.    CONDITIONS OF THE OFFER

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction or waiver of these conditions. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO-T that has been filed with the SEC by Purchaser and Parent in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in “Section 7 – Certain Information Concerning the Company” of this Offer to Purchase.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares, may postpone the acceptance for payment of Shares tendered pursuant to the Offer, and may terminate the Offer (in each case in accordance with the Agreement), if (w) the Minimum Condition has not been satisfied by the expiration date of the Offer, (x) any applicable waiting period (and any extension thereof) under the HSR Act has not expired or been terminated by the expiration date of the Offer, (y) any permit, consent or approval of any governmental entity necessary to the consummation of the Offer or the Merger has not been obtained, or (z) if any of the following conditions occur and continue as of any scheduled expiration date of the Offer:

(a)    any law or order is enacted, entered, enforced, promulgated or, pursuant to an authoritative interpretation by or on behalf of a governmental entity, deemed applicable to the Offer or the Merger, other than the routine application of waiting period provisions of the HSR Act, that (i) makes illegal, seeks material damages or otherwise directly or indirectly restrains or prohibits the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser or the consummation of the Merger, (ii) restrains or prohibits Parent’s ownership or operation (or that of its respective subsidiaries or affiliates) of all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its subsidiaries, (iii) imposes limitations on the ability of Parent, Purchaser or any of Parent’s other subsidiaries or affiliates effectively to exercise full rights of ownership with respect to the Shares, including the right to vote any Shares acquired or owned by Parent, Purchaser or any of Parent’s other subsidiaries or affiliates on all matters properly presented to the Company’s shareholders, (iv) requires divestiture by Parent, Purchaser or any of Parent’s other subsidiaries or affiliates of any Shares or (v) compels Parent or any of its subsidiaries and/or the Company or any of its subsidiaries to dispose of or hold separate any material portion of (A) the business, assets or properties of the Company and its subsidiaries, taken as a whole, or (B) the business, assets or properties of Parent and its subsidiaries, taken as a whole; or

(b)    any action or proceeding by any governmental entity is threatened, instituted or pending that (i) challenges or seeks to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or Purchaser or the consummation of the Merger, or (ii) that has or would be reasonably likely to have any of the consequences referred to in paragraph (a) above; or

(c)    a Company Material Adverse Effect; or

(d)    an Adverse Market Change; or

(e)    the Company’s board of directors fails to recommend, or withdraws or modifies in a manner adverse to Parent (including by amendment of the Schedule 14D-9), its approval or recommendation of the Merger Agreement, the Offer or the Merger, or recommends, or enters into, or publicly announces its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or resolves to do any of the foregoing); or

(f)    (i) any of the representations and warranties of the Company contained in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of such later date, other than such representations and warranties that are made as of a specified date, which representations and warranties are not true and correct as of such date, except where the failure or failures, individually or in the aggregate, of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect (provided, that, for purposes of this clause (i), any breaches of any representations or warranties of the Company that are not otherwise subject to materiality or Company Adverse Effect qualifiers are disregarded unless such breaches are material), or (ii) the Company fails to perform or comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement; or

(g)    the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and may, except as provided otherwise in Section 2.01(a) of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

A public announcement will be made of a material change in, or waiver of, such conditions to the extent required under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

“Adverse Market Change” means (i) any general suspension of trading in, or limitation on prices for, securities on Nasdaq, (ii) a declaration of a banking moratorium by any governmental entity or any general suspension of payments in respect of banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations that materially and adversely affects the extension of credit in the United States by such banks or such other lending institutions, (iii) any material limitation by any governmental entity in the United States that materially and adversely affects the extension of credit by banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations, and (iv) any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity, including a significant terrorist attack or similar event, involving the United States that has a material and adverse effect on financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of commencement of the Offer, a material acceleration or worsening thereof.

“Company Material Adverse Effect” means any event, change, occurrence or development which, individually or together with any one or more other events, changes, occurrences or developments, has had, or is reasonably likely to have, an effect that is both material and adverse with respect to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be taken into account in determining whether there has occurred or been (or whether there is reasonably likely to be or whether something would have) a Company Material Adverse Effect: (i) any change or effect resulting from changes in general economic conditions, conditions in the United States or worldwide capital markets or any outbreak of hostilities or war (except for any changes referred to in this subclause which, individually or in the aggregate, disproportionately affect the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants); (ii) any change or effect resulting from conditions generally affecting the industries in which the Company and its Subsidiaries conduct their business (except for any changes referred to in this subclause which, individually or in the aggregate, disproportionately affect the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants); (iii) any failure by the Company to meet revenue or earnings predictions of equity analysts (except, and to the extent, any such failure results from any event, change, occurrence or development which, individually or together with any one or more other events, changes, occurrences or developments, would otherwise constitute a Company Material Adverse Effect); (iv) any change in the trading prices or trading volume of the Company’s capital stock (but not any change or effect on the Company underlying such change in prices or volume to the extent such change or effect would otherwise constitute a Company Material Adverse Effect); (v) any change or effect resulting from the announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (vi) changes in any laws applicable to the Company or its Subsidiaries after the date of the Merger Agreement (except for any changes referred to in this subclause which, individually or in the aggregate, disproportionately affect the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other industry participants), (vii) changes in GAAP after the date of the Merger Agreement; (viii) any actions taken, or failures to take action, or such other effects, changes, occurrences or developments to which Parent has specifically consented in writing after the date of the Merger Agreement and prior to such actions, failures, effects, changes, occurrences or developments; or (ix) terrorist activities or the material worsening of hostilities or war if the effect thereof would reasonably be expected to be transitory.

SECTION 15.    CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

General.  Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent’s investigation of the Company (see “Section 10—Background of the Offer and Contacts with the Company; the Merger Agreement”), neither Purchaser nor Parent is aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to the acquisition of Shares by

Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser’s current intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser’s right to decline to purchase Shares if any of the conditions described in “Section 14—Conditions of the Offer” shall have occurred). However, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this “Section 15—Certain Legal Matters and Regulatory Approvals.” See “Section 14—Conditions of the Offer” for certain conditions of the Offer.

Wisconsin Law.  Sections 1140 through 1144 of the WBCL prohibit certain business combinations between a resident domestic corporation (such as the Company) and an “interested shareholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a domestic corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years) for a period of three years after the date on which the person became an interested shareholder unless, among other exceptions, the acquisition of the shares or the business combination has been approved by the board of directors of the resident domestic corporation prior to the date on which the interested shareholder became an interested shareholder. Although the acquisition of the Shares pursuant to the Merger after the purchase of Shares in the Offer would involve a business combination between a resident domestic corporation and an interested shareholder, the Company’s execution of the Merger Agreement, which provides for the Offer and the Merger, was unanimously approved by the Board of Directors of the Company prior to the date on which Purchaser will become an interested shareholder. Accordingly, the WBCL is inapplicable to the Offer and the Merger.

Section 1150 of the WBCL contains “Control Share” provisions limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. As a result, Shares held by Purchaser that constitute in excess of 20% of the voting power in the election of directors of the Company will be limited to 10% of the full voting power of such Shares. If Purchaser owns at least 90% of the outstanding Shares, approval of the Merger can be obtained without the affirmative vote of any other shareholder of the Company.

Sections 1130 through 1134 of the WBCL generally provide, with certain exceptions, that “business combinations” involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act (such as the Company) and a “significant shareholder” (defined generally as any person that is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation) must be approved by the affirmative vote of at least 80% of the voting power of the resident domestic corporation’s stock and at least 66 2/3% of the voting power of the corporation’s stock not beneficially owned by the significant shareholder, in each case voting together as a group, unless certain “fair price” conditions set forth in Section 1132 of the WBCL are satisfied. The amount to be paid for each Share in both the Offer and pursuant to the Merger currently satisfies each of the conditions of Section 1132 of the WBCL. Accordingly, the restrictions contained in the Wisconsin Fair Price Law are not currently applicable to the Merger.

State Takeover Statutes.  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described in this Offer to Purchase, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “Section 14—Conditions of the Offer.”

United States Antitrust Clearance.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. See “Section 2—Acceptance for Payment and Payment for Shares.”

On or about January 7, 2005, Parent plans to file a Premerger Notification and Report Form under the HSR Act in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day (or if the 15th calendar day is a Saturday, Sunday or legal public holiday, on the next business day) waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about January 24, 2005, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day (or if the tenth calendar day is a Saturday, Sunday or legal public holiday, on the next business day) after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “Section 4—Withdrawal Rights.” It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See “Section 1—Terms of the Offer; Expiration Date” and “Section 14—Conditions of the Offer.”

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Purchaser and Parent believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See “Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation.

Under the Merger Agreement, Purchaser, Parent and the Company have agreed to use commercially reasonable efforts to resolve any objections that the antitrust regulators may raise with respect to the transactions contemplated by the Merger Agreement. In no event, however, will Purchaser, Parent or the Company or any of their respective subsidiaries be required to agree to commit to divest, hold separate, offer for sale, abandon, limit its operation of or take any similar action with respect to any of its respective assets or businesses in connection with or as a condition to receiving the consent or approval of any governmental entity.

SECTION 16.    FEES AND EXPENSES

Purchaser and Parent have retained Innisfree M&A Incorporated to be the Information Agent, Lazard Frères & Co. LLC to be the Dealer Manager, and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. In addition, Lazard Frères & Co. LLC, the Dealer Manager for the Offer, will be reimbursed for out-of-pocket expenses incurred by it (including the fees and reasonable expenses of its counsel, up to a maximum of $75,000) in connection with the Offer, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws, but will not otherwise be compensated for such solicitations.

Except as described above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to this Offer to Purchase. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

SECTION 17.    MISCELLANEOUS

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser or by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or the Company not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser and Parent have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in “Section 7—Certain Information Concerning the Company.”

TITAN ACQUISITION CORP.

Dated:  January 7, 2005

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address and telephone number of each person is c/o SUPERVALU INC., 11840 Valley View Road, Eden Prairie, MN 55344, (952) 828-4000. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent.

NAME AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS RECENTLY HELD [1]
Irwin Cohen Director since 2003	Retired; Partner with Deloitte & Touche LLP (a professional services firm, providing audit, tax, financial advisory and consulting services), 1972-2003; Global Managing Partner of the Consumer Products, Retail and Services Practice of Deloitte & Touche LLP, 1997-2003; Managing Partner of Deloitte & Touche LLP’s U.S. Retail Practice, 1980-2002; Director of Phoenix House Foundation, Beall’s Inc., Equinox Fitness, Inc. and SmartBargains, Inc.

Ronald E. Daly Director since 2003	Formerly, Chief Executive Officer and President of Oće USA Holding, Inc., a subsidiary of Oće N.V. (a supplier of digital document management technology services), 2002-2004; President of RR Donnelley Print Solutions (a print solutions company), 2001-2002; President of RR Donnelley Telecommunications (a telecommunications industry printing company), 1995-2001.

Lawrence A. Del Santo Director since 1997	Retired; Chief Executive Officer of The Vons Companies (a retail grocery company), 1994-1997; Director of PETsMART, Inc.

Susan E. Engel Director since 1999	Chairwoman of the Board and Chief Executive Officer of Department 56, Inc. (a designer, importer and distributor of fine quality collectibles and other giftware products), 1997-present; Director of Wells Fargo & Company.

Edwin C. Gage Director since 1986	Chairman and Chief Executive Officer of GAGE Marketing Group, L.L.C. (an integrated marketing services company), 1991–present.

Garnett L. Keith, Jr. Director since 1984	Chairman and Chief Executive Officer of SeaBridge Investment Advisors, LLC (a registered investment advisor), 1996-present; Director of AEA Investors LLC, Whitecap Capital LLC, Pan-Holding Societe Anonyme and Phillippe Investment Management.

Richard L. Knowlton Director since 1994	Chairman of the Hormel Foundation (a charitable foundation controlling 46.2% of Hormel Foods Corporation), 1995-present;

1  During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

Chairman of Hormel Foods Corporation (a food manufacturing company) from 1993 to 1995; Director of ING America Insurance Holdings, Inc.

Charles M. Lillis Director since 1995

General Partner, LoneTree Capital Management (a private equity company), 2000-present;

Chairman, President and Chief Executive Officer of MediaOne Group, Inc. (a broadband communications company), 1998-2000; Director of Charter Communications Inc. and Williams Companies, Inc.

Jeffrey Noddle Director since 2000	Chairman, Chief Executive Officer and President, 2002-present; Chief Executive Officer and President, 2001-2002; President and Chief Operating Officer, 2000-2001; Executive Vice President, President and Chief Operating Officer, Wholesale Food Companies, 1995-2000; Director of Donaldson Company, Inc.

Marissa Peterson Director since 2003	Executive Vice President, Worldwide Operations and Services and Chief Customer Advocate for Sun Microsystems, Inc. (a provider of hardware, software and services) 2002-present; Executive Vice President, Worldwide Operations for Sun Microsystems, Inc., 1998-2002; Director of Couisint, Lucille Packard Children’s Hospital and a member of the Board of Trustees of Kettering University.

Steven S. Rogers Director since 1998	Clinical Professor of Finance and Management at J.L. Kellogg Graduate School of Management at Northwestern University, 1995-present; Director of Duquesne Light, Inc. and S.C. Johnson & Son, Inc.

David L. Boehnen	Mr. Boehnen has served as Executive Vice President since 1997. Previously, Mr. Boehnen served as vice president, administration for Supercomputer Systems, Inc. from 1990 to 1991.

John H. Hooley	Mr. Hooley was elected Executive Vice President; President and Chief Operating Officer, Retail Foods in 2002. Previously, he was Senior Vice President; President and Chief Executive Officer, Cub Foods from 2000 to 2002 and Vice President; President and Chief Executive Officer, Cub Foods, from 1992 to 1999.

Michael L. Jackson	Mr. Jackson was elected Executive Vice President; President and Chief Operating Officer, Distribution in 2001. Previously, he served as Senior Vice President, Retail Food Companies, from 1999 to 2001

Pamela K. Knous	Ms. Knous has served as Executive Vice President and Chief Financial Officer since 1997.

Robert W. Borlik	Mr. Borlik has served as Senior Vice President, Chief Information Officer since 1999.

Roger E. Davidson	Mr. Davidson was elected Corporate Senior Vice President; President and Chief Operating Officer, Retail Food Companies in December 2004. Previously, he was Senior Vice President of Grocery Procurement, Merchandising, and Own Brand for H.E.B. Grocery from 2003 to 2004; Senior Vice President of Non-Perishables, Corporate Brands and Global Sourcing for Ahold USA from 2001 to 2003; Vice President of Grocery Procurement,

Corporate Brands and Global Sourcing for Ahold USA in 2000; and Vice President of Wholesale Strategies for the company from 1999 to 2000.

J. Andrew Herring	Mr. Herring has served as Senior Vice President; Executive Vice President, Retail Pharmacies since 2002. Previously, he was Senior Vice President, Corporate Development from 1999 to 2002 and Vice President, Corporate Development and External Relations, from 1998 to 1999.

Gregory C. Heying	Mr. Heying has served as Senior Vice President, Distribution since 1994.

David E. Pylipow	Mr. Pylipow was elected Senior Vice President, Human Resources in November 2004. Previously, he was Senior Vice President, Human Resources & Management Services of Save-A-Lot, a division of the company, from 2000 to 2004; and Vice President, Human Resources of Save-A-Lot from 1998 to 2000.

Sherry M. Smith	Ms. Smith has served as Senior Vice President, Finance and Treasurer since 2002. Previously, she was Vice President, Corporate Controller, from 1998 to 2002.

Leland J. Dake	Mr. Dake has served as Vice President, Merchandising, Distribution Food Companies since 1998.

Stephen P. Kilgriff	Mr. Kilgriff has served as Vice President, Legal since 2000. Previously, he was Associate General Counsel from 1996 to 2000.

David M. Oliver	Mr. Oliver has served as Vice President, Controller since 2004. Previously, he was Chief Financial Officer, Arden Group, Inc. from 1999 to 2004.

2.    DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The following table sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address and telephone number of each person is SUPERVALU INC., 11840 Valley View Road, Eden Prairie, MN 55344, (952) 828-4000. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser.

NAME AND BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS RECENTLY HELD[2]
David L. Boehnen Director since December 2004

Executive Vice President since December 2004.

Mr. Boehnen has served as Executive Vice President since 1997. Previously, Mr. Boehnen served as vice president, administration for Supercomputer Systems, Inc. from 1990 to 1991.

Michael L. Jackson Director since December 2004

Chief Executive Officer since December 2004.

Mr. Jackson was elected Executive Vice President; President and Chief Operating Officer, Distribution in 2001. Previously, he served as Senior Vice President, Retail Food Companies, from 1999 to 2001.

Pamela K. Knous	Executive Vice President and Chief Financial Officer since December 2004. Ms. Knous has served as Executive Vice President and Chief Financial Officer since 1997.

2  During the last five years, all of the directors and executive officers have held the principal occupation indicated opposite their names, except as otherwise indicated.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Shareholder or such Shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Corporate Actions Department P.O. Box 64858 St. Paul, Minnesota 55164-0858	Wells Fargo Bank, N.A. Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, New York 10022

Banks and Brokers Call Collect:

(212) 750-5833

All Others Call Toll Free:

(877) 825-8971

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, New York 10020